Exhibit 99.2

FAST TRACK GROUP

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

FAST TRACK GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in US Dollars, except for number of shares)

	As of
	August 31, 2025	February 28, 2025
		(Audited)
	$	$
ASSETS
Current assets:
Cash and cash equivalents	6,503,868	198,938
Accounts receivable, net	305,911	84,221
Deposits, prepayments and other current assets	6,989,116	11,368
Deferred public offering costs	-	583,970
Contract costs	422,433	109,042
Total current assets	14,221,328	987,539

Non-current assets:
Property and equipment, net	22,852	1,505
Operating lease right-of-use assets, net	2,660	17,232
Total non-current assets	25,512	18,737

TOTAL ASSETS	14,246,840	1,006,276

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	444,808	325,121
Accrued liabilities and other payables	459,717	433,564
Contract liabilities	722,813	403,661
Amount due to related parties	450,933	512,827
Operating lease liabilities, current	2,660	15,165
Loans payable, current	-	2,551
Total current liabilities	2,080,931	1,692,889

Non-current liabilities:
Operating lease liabilities, non-current	-	2,067
Warrant liabilities	-	204,729
Total non-current liabilities	-	206,796

TOTAL LIABILITIES	2,080,931	1,899,685

Commitments and contingencies

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, US$0.001 par value, 50,000,000 shares authorized, 21,812,500 and 17,500,000 shares issued and outstanding as of August 31, 2025 and February 28, 2025 respectively	21,813	17,500
Additional paid in capital	14,610,571	-
Capital reserves	797,710	797,710
Accumulated other comprehensive loss	(45,871)	-
Accumulated deficits	(3,218,314)	(1,708,619)
Total shareholders’ equity (deficit)	12,165,909	(893,409)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	14,246,840	1,006,276

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

FAST TRACK GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in US Dollars, except for number of shares)

	For the Six Months Ended August 31,
	2025	2024
	$	$
Revenue	937,354	24,380
Cost of revenue	(561,330)	(23,782)
Gross profit	376,024	598

Operating expenses
Sales and marketing expenses	(1,460,870)	-
Operating lease expenses	(15,552)	(14,994)
General and administrative expenses	(462,541)	(192,791)
Total operating expenses	(1,938,963)	(207,785)

Operating loss	(1,562,939)	(207,187)

Other income (expenses), net
Other income	1,537	-
Interest income	54,646	-
Interest expense	(2,939)	(8,447)
Total other income (expenses), net	53,244	(8,447)

Loss before taxes	(1,509,695)	(215,634)

Income tax expense	-	-

Net loss	(1,509,695)	(215,634)

Other comprehensive loss
Foreign currency translation adjustment	451	-
Total comprehensive loss	(1,509,244)	(215,634)

Loss per share – basic and diluted	(0.07)	(0.01)
Basic and diluted weighted average shares outstanding	21,812,500	17,500,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

FAST TRACK GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Stated in US Dollars, except for number of shares)

	Six Months Ended August 31, 2024
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Capital reserves*	Accumulated other comprehensive loss	Accumulated deficit	Total
		$	$				$
Balance as of March 1, 2024	17,500,000	17,500	-	797,710	-	(1,373,309)	(558,099)

Net loss	-	-	-	-	-	(215,634)	(215,634)

Balance as of August 31, 2024	17,500,000	17,500	-	797,710	-	(1,588,943)	(773,733)

	Six Months Ended August 31, 2025
	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Capital reserves*	Accumulated other comprehensive loss	Accumulated deficit	Total
		$	$				$
Balance as of March 1, 2025	17,500,000	17,500	-	797,710	-	(1,708,619)	(893,409)

Issuance of new shares	4,312,500	4,313	14,610,571	-	-	-	14,614,884
Net loss	-	-	-	-	-	(1,509,695)	(1,509,695)
Foreign currency translation adjustment	-	-	-	-	(45,871)	-	(45,871)

Balance as of August 31, 2025	21,812,500	21,813	14,610,571	797,710	(45,871)	(3,218,314)	12,165,909

*	Capital reserves pertains to partial waiver of amount due to a director.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

FAST TRACK GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US Dollars)

	Six Months Ended August 31,
	2025	2024
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,509,695)	(215,634)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of operating lease right-of-use assets	15,456	13,952
Provision for expected credit losses accounts	-	32,901
Net foreign exchange differences	50,487	(1,825)
Changes in assets and liabilities:
Accounts receivable	(221,690)	(121,960)
Deposits, prepayments and other current assets	(6,977,748)	(13,258)
Contract costs	(313,391)	(325,482)
Accounts payable	119,687	165,984
Accrued liabilities and other payables	26,153	83,776
Contract liabilities	319,152	633,858
Operating lease liabilities	(15,552)	(13,952)
Net cash (used in) generated from operating activities	(8,507,141)	238,360

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(21,270)	-
Net cash used in investing activities	(21,270)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	-	185,281
Repayments of borrowings	(207,280)	(3,836)
Net proceeds from initial public offering	15,198,854	-
Deferred public offering costs	-	(413,795)
Amounts lend from a shareholder, net	155,824	-
Repayment of amount due to a director, net	(217,718)	(5,075)
Net cash generated from (used in) financing activities	14,929,680	(237,425)

Net increase in cash and cash equivalents	6,401,269	935
Effect of foreign currency translation on cash and cash equivalents	(96,339)	1,825
Cash and cash equivalents, beginning of period	198,938	2,366
Cash and cash equivalents, end of period	6,503,868	5,126

Supplementary cash flow information:
Interest paid	(2,939)	(8,447)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Fast Track Group (The “Group” or the “Company”) is an investment holding company incorporated on May 31, 2024 under the laws of the Cayman Islands. The Company through its subsidiaries involved in regional entertainment-focused event management and marketing company that provides a full range of services including experiential marketing, artiste endorsement and management, movie premiere organizations, grand openings and concerts and it is headquartered in Singapore.

On July 2, 2024, the Company completed a reorganization under common control of its then existing shareholders, who collectively owned all the equity interests of Fast Track Events Pte. Ltd. prior to the reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

As of August 31, 2025, the Company’s subsidiaries are detailed in the table as follows:

Name	Background	Ownership %	Principal activity
TCX Holdings Limited	● A British Virgin Islands company ● Incorporated on May 31, 2024	100%	Investment holding
Fast Track Events Pte. Ltd.	● A Singapore company ● Incorporated on March 8, 2012	100%	Regional entertainment-focused event management and marketing company

The registration statement for the Company’s Initial Public Offering (the “Offering”) was declared effective by the SEC on May 22, 2025. On May 23, 2025, the Company consummated the Offering of 3,750,000 ordinary shares at a public offering price of $4.00 per share. On June 2, 2025, the Company issued an additional 562,500 ordinary shares at a price of $4.00 per share following the full exercise of the underwriters’ over-allotment option. The aggregate gross proceeds from the Offering amounted to $17,250,000, prior to deducting underwriting discounts and other related expenses.

Group reorganization

Pursuant to a group reorganization (the “group reorganization”) to rationalize the structure of the Company and its subsidiary companies (herein collectively referred to as the “Group”) in preparation for the listing of our shares, the Company becomes the holding company of the Group on July 2, 2024. As the Group were under same control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the group reorganization, the unaudited condensed consolidated statements of operations and comprehensive loss, unaudited condensed consolidated statements of changes in shareholders’ equity (deficit) and unaudited condensed consolidated statements of cash flows are prepared as if the current group structure had been in existence throughout the beginning of the period, or since the respective dates of incorporation/establishment of the relevant entity, where this is a shorter period.

F-6

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Liquidity and going concern

In assessing the Company’s liquidity, the Company monitors and evaluates its cash and cash equivalent and its operating and capital expenditure commitments.

The assets of the Company exceed its liabilities by $12,165,909 as at August 31, 2025 and the Company has incurred a net loss of $1,509,695 for the six months ended August 31, 2025. Its net cash used in operating activities for the six months ended August 31, 2025 was $8,507,141. As at August 31, 2025, the Company has $6,503,868 in cash and cash equivalents, which is unrestricted as to withdrawal and use as of August 31, 2025.

Based on these factors and in consideration of the Company’s business plans, budgets and forecasts, management has a reasonable expectation that the Company has sufficient funds to meet its operating and capital expenditure needs and obligations in the next 12 months. The Company may also access capital markets or credit facilities, if required, to support its working capital needs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of preparation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). The Company eliminates all significant intercompany balances and transactions in its unaudited condensed consolidated financial statements.

Management has prepared the accompanying unaudited condensed consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

F-7

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in the United States Dollars (“USD” or “$”), which is the reporting currency of the Company. The functional currency of the Company’s subsidiary in Singapore is Singapore Dollars (“SGD” or “S$”), its other subsidiary which are incorporated in British Virgin Islands is United States Dollars, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

The Company’s assets and liabilities are translated into $ from S$ at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Translation of amounts from SGD into USD has been made at the following exchange rates:

	August 31, 2025	February 28, 2025	August 31, 2024
Period-end $: S$ exchange rate	1.2835	1.3493	1.3045
Period average $: S$ exchange rate	1.3009	1.3493	1.3045

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore.

Deposits, prepayments and other current assets

Deposits are mainly for rent, utilities and money deposited with certain vendors. These amounts are refundable and bear no interest. The short-term deposits usually have a one-year term and are refundable upon contract termination. The long-term deposits are refunded from suppliers when terms and conditions set forth in the agreements have been satisfied.

Prepayments are mainly comprised of payments made to vendors or service providers for future services that have not been provided. These amounts are non-refundable and bear no interest.

Other current assets, primarily consist of other receivables from third parties and goods and services tax receivable. These amounts are non-refundable, unsecured and bear no interest. Management reviews periodically to determine if the allowance is adequate and adjusts the allowance when necessary.

As of August 31, 2025 and February 28, 2025, management believes that the Company’s other current assets are not impaired.

Deferred public offering costs

Pursuant to ASC 340-10-S99-1, deferred public offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include underwriting fees related to the registration preparation, SEC filing fees and other expenses.

F-8

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and any impairment losses if applicable. Depreciation is provided over their estimated useful lives, using the straight-line method. The estimated useful lives of the plant and equipment are as follows:

Expected useful lives
Furniture and fittings	5 years
Computer software	3 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s unaudited condensed consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment of long-lived assets

Long-lived assets, representing property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of August 31, 2025 and February 28, 2025, no impairment of long-lived assets was recognized.

Leases

Effective March 1, 2021, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

F-9

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Related parties include:

a.	Affiliates of the entity
b.	Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity
c.	Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management
d.	Principal owners of the entity and members of their immediate families
e.	Management of the entity and members of their immediate families
f.	Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests
g.	Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Management is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

In January 2025, the FASB issued ASU 2025-01, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) (“2025-01”). The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. Management is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

F-10

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements (continued)

In March 2025, the FASB issued ASU 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810)” (“ASU 2025-03”). The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity (VIE) that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. The amendments in this Update differ from current GAAP because, for certain transactions, they replace the requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. The amendments in this Update enhance the comparability of financial statements across entities engaging in acquisition transactions effected primarily by exchanging equity interests when the legal acquiree meets the definition of a business. Specifically, under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments in this Update do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. Management is currently evaluating the standard to determine the impact of adoption on its consolidated financial statements and disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statement of operations and comprehensive (loss) income and unaudited condensed consolidated statement of cash flows.

Revenue recognition

Effective March 1, 2021, the Company adopted ASC 606 “Revenue from Contracts with Customers”, which replaced ASC Topic 605, using the modified retrospective method of adoption. Results for reporting periods beginning after March 1, 2021 are presented under ASC Topic 606 while prior period amounts are not adjusted and continue to be presented under the Company’s historic accounting under ASC Topic 605. The Company’s accounting for revenue remains substantially unchanged.

The five-step model defined by ASC Topic 606 requires the Company to:

1.	identify its contracts with customers;
2.	identify its performance obligations under those contracts;
3.	determine the transaction prices of those contracts;
4.	allocate the transaction prices to its performance obligations in those contracts; and
5.	recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

F-11

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. Our revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if our performance:

-	provides all of the benefits received and consumed simultaneously by the client;
-	creates and enhances an asset that the client controls as the Company performs; or
-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date. If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

Live entertainment

Live entertainment/concert revenue is generated through one-time or non-recurring projects with existing or new customers. Revenue from artist performance and sponsorship revenue where the Company undertook the role of concert organizer, and which the Company is acting as an agent.

Revenue from live entertainment/concert performances and other special events is recognized when the events take place. Revenue from an one-time event is recognized if (i) persuasive evidence of an arrangement exists; (ii) the event has occurred; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.

Revenue from sponsorships associated with event management. Sponsorship advances are deferred until earned pursuant to the sponsorship agreement and are presented as contract liabilities on the statement of financial position. Revenue is recognized at point in time when the Company has fulfilled the performance obligation of the revenue contracts or recognized when services are rendered upon completion of events or services and when the Company has no remaining obligation to perform.

Agency

The Company brokers and supplies artistes to clients, generating revenue from their participation in events, advertisements, and various entertainment content projects. Additionally, the Company offers consultancy services to clients, assisting with event management and providing infrastructure and logistical support. Revenue is recognized when the services are rendered upon completion of the events and when the Company has no remaining obligation to perform.

The advances received from customers related to advance billing to customers based on contract, for which service has yet been completed.

Significant accounts related to the revenue cycle are as follows:

Cost of revenue

Cost of revenue is predominately pertained to artiste fees, expenses incurred to set up for events and agency consultancy services.

F-12

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Accounts receivable, net

Accounts receivable represents trade accounts due from customers. The trade receivables are all without customer collateral and interest is not accrued on past due accounts. Management reviews its receivables on a regular basis to determine if the expected credit losses are adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of August 31, 2025 and February 28, 2025, the Company has recognized $110,838 and $105,429 allowance for expected credit losses for accounts receivable, respectively.

Contract costs

Contract costs incurred during the production phases of the Company’s service contracts, are capitalized when the costs relate directly to the contract, are expected to be recovered, and generate or enhance resources to be used in satisfying the performance obligation and such deferred costs will be recognized upon the recognition of the related revenue. These costs primarily consist of procurement and material costs directly related to the contract. Contract costs are recognized as cost of revenue when performance obligation(s) is fulfilled and revenue is recognized concurrently.

The Company performs periodic reviews to assess the recoverability of the contract costs. The carrying amount of the asset is compared to the remaining amount of consideration. The Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized. For the six months ended August 31, 2025 and for the year ended February 28, 2025, no impairment loss was recognized.

Contract liabilities

Contract liabilities represent payment advanced from customers. It is recognized when a payment is received from a customer before the Company transfers the related services.

Contract liabilities are recognized as revenue when the Company performed its performance obligation(s) under the contract (i.e., transfers control of the related services to the customer).

Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective March 1, 2020, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

F-13

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The details of revenue and cost of revenue of the Company is as follows:

	For the Six Months Ended August 31,
	2025	2024
	$	$
Revenue	937,354	24,380
Cost of revenue	(561,330)	(23,782)
Gross profit	376,024	598
Gross profit margin	40.1%	2.5%

Employee benefits

(1)	Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

(2)	Employee leave entitlement

Employee entitlements to annual leave are recognized as a liability when they are accrued to the employees. The undiscounted liability for leave expected to be settled wholly within the reporting period.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited interim condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the six months ended August 31, 2024 and 2025. The Company had no uncertain tax positions for the six months ended August 31, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

F-14

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share

The Company computes loss per share (“EPS”) following ASC Topic 260, “Earnings per share.” Basic EPS is measured as net loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the six months ended August 31, 2025 and 2024.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a result of the assessment made by the CODM, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting.

Fair value measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial instruments included in current assets and current liabilities are reported in the unaudited condensed consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

F-15

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of
	August 31, 2025	February 28, 2025
	$	$
Accounts receivable
- Related party	-	16,497
- Third parties	416,749	173,153
	416,749	189,650

Less: allowance for credit losses
- Related party	-	16,497
- Third parties	110,838	88,932
	110,838	105,429

Accounts receivable, net	305,911	84,221

The movement of allowances for expected credit loss is as follow:

	As of
	August 31, 2025	February 28, 2025
	$	$
Balance at beginning of the period
- Related party	16,497	16,428
- Third parties	88,932	55,582
	105,429	72,010

Addition (Reversal of) during the period
- Related party	(16,497)	69
- Third parties	21,906	33,350
	5,409	33,419

Balance at end of the period
- Related party	-	16,497
- Third parties	110,838	88,932
	110,838	105,429

F-16

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 4 – CONTRACT COSTS

Contract costs consist of the following:

	As of
	August 31, 2025	February 28, 2025
	$	$
Balance at beginning of the period	109,042	-
Additions	818,995	109,042
Recognized to cost of revenue during the period	(505,604)	-
Balance at end of the period	422,433	109,042

Contract costs represent the payment advanced to suppliers.

NOTE 5 – DEPOSITS, PREPAYMENTS AND OTHER CURRENT ASSETS

	As of
	August 31, 2025	February 28, 2025
	$	$
Other receivables	5,102	-
Deposits	32,922	4,852
Prepaid expenses*	6,951,092	-
Taxes receivable	-	6,516
Balance at end of the period	6,989,116	11,368

*	Prepaid marketing expenses were mainly made to vendors for 23 months of marketing services including investor relations, advising on business plans and corporate development to drive business growth.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of
	August 31, 2025	February 28, 2025
	$	$
Furniture and fittings	935	889
Computer and software	43,928	41,786
Leasehold improvements	21,270	-
	66,133	42,675
Less: accumulated depreciation	(43,281)	(41,170)
	22,852	1,505

F-17

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 7 – ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	As of
	August 31, 2025	February 28, 2025
	$	$
Accruals	-	13,006
Accrued payroll and welfare services	49,763	31,990
Other payables	397,109	388,568
Taxes payable	12,845	-
Total	459,717	433,564

Other payables of $397,109 as of August 31, 2025, primarily came from a $388,568 advance collected from a customer for an event that was subsequently postponed. This amount will be repaid if the event is eventually cancelled.

NOTE 8 – CONTRACT LIABILITIES

Contract liabilities consist of the following:

	As of
	August 31, 2025	February 28, 2025
	$	$
Balance at beginning of the period	403,661	12,376
Additions	1,256,506	677,868
Recognized to revenue during the period	(937,354)	(286,583)
Balance at end of the period	722,813	403,661

Contract liabilities represent the payment advanced from customers.

F-18

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 9 – LEASES

The Company has entered into operating leases for office and office equipment as lessee with lease terms not exceeding 5 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

Information pertaining to lease amounts recognized in the Company’s consolidated financial statements is summarized as follows:

	As of
	August 31, 2025	February 28, 2025
	$	$
Right-of-use assets	2,660	17,232

Lease liabilities
Current	2,660	15,165
Non-current	-	2,067
Total	2,660	17,232

During the six months ended August 31, 2025 and 2024, the Company incurred total operating lease expenses of $15,763 and $14,994, respectively.

As of
	August 31, 2025	February 28, 2025
	$	$
Weighted-average remaining lease term – operating leases	2.58 years	3.58 years
Weighted-average discount rate – operating leases	5.25%	5.25%

Maturities of operating lease liabilities as of August 31, 2024 were as follows:

$
During the period ended August 31,
2026	552
2027	1,103
2028	1,103
2029	92
Total undiscounted lease obligations	2,850
Less: imputed interest	(190)
Lease liabilities recognized in the unaudited condensed consolidated balance sheet	2,660

NOTE 10 – BANK LOAN

The Company has a five-year S$50,000 unsecured fixed rate bank loan which matures in June 2025. The bank loan carries interest of 2.5% per annum and was guaranteed by director. As at February 28, 2025 and August 31, 2025, the carrying amount of the bank loan was US$2,551 and nil, respectively following full repayment of the bank loan.

F-19

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 11 – WARRANT LIABILITIES

On April 14, 2024, the Company received working capital credit facilities of S$50,000 and S$200,000 from investors, Tan Keng Kuat & Sons Pte Ltd and Ng Jian Da, respectively. The working capital loans carry a fixed interest rate of 12% per annum and mature in 24 months. Investors will be granted warrants to purchase shares equivalent to the total utilized amount of the credit facilities at a nominal consideration of S$1. The number of shares to be issued to the Investor shall be computed based on the Qualified Initial Public Offering (“QIPO”)’s IPO price. The warrants are exercisable within 1 month from a QIPO. The warrants had since expired following one month after QIPO. During the financial period ended 31 August 2025, the Company fully repaid the outstanding principal and accrued interest for the working capital loans.

NOTE 12 – EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 31, 2024, with an authorized share capital of US$50,000 divided into 50,000,000 ordinary shares with a par value of US$0.001 per share.

On July 2, 2024, the Company issued 17,499,999 additional ordinary shares at a par value of US$0.001 per share, resulting in a total of 17,500,000 ordinary shares were issued and outstanding.

On May 23, 2025, the Company consummated its initial public offering (the “Offering”) of 3,750,000 ordinary shares at a public offering price of $4.00 per share. On June 2, 2025, the Company issued an additional 562,500 ordinary shares at a price of $4.00 per share following the full exercise of the underwriters’ over-allotment option. The aggregate gross proceeds from the Offering amounted to $17,250,000, prior to deducting underwriting discounts and other related expenses. Upon completion of the Offering, 21,812,500 ordinary shares were issued and outstanding.

The Company only has one single class of ordinary shares that are accounted for as permanent equity.

NOTE 13 – INCOME TAXES

Cayman Islands and British Virgin Islands

The Company and its subsidiary, TCX Holdings Limited, are domiciled in the Cayman Island and British Virgin Islands respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and its subsidiary do not accrue for income taxes.

Singapore

The subsidiary, Fast Track Events Pte. Ltd. is incorporated in Singapore and is subject to Singapore corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

F-20

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 13 – INCOME TAXES (Continued)

Significant components of the income taxes are as follows:

	For the Six Months Ended August 31,
	2025	2024
	$	$
Current income tax	-	-

	For the Six Months Ended August 31,
	2025	2024
	$	$
Loss before tax	(1,509,695)	(215,634)

Tax expense computed at tax rate of 17%	(256,648)	(36,658)
Reconciling items:
Non-taxable and non-deductible items	256,648	-
Changes in valuation allowance	456	36,658
	-	-

Significant components of deferred taxes are as follows:

	As of February 29, 2024	As of February 28, 2025	As of August 31, 2025
	$	$	$
Net operating loss carried forward	1,022,704	1,324,025	1,719,091
Deferred tax assets, gross	173,860	225,084	292,245
Valuation allowance	(173,860)	(225,084)	(292,245)
Deferred tax assets, net of valuation allowance	-	-	-

In assessing the realizability of deferred tax assets, management consider whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making the assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The Company concludes that it cannot reliably predict future profitability, and accordingly, unable to determine if it can derive future benefits from the deferred tax assets arising from the net operating loss carry forward.

F-21

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 14 – CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that generates income which accounted for over 10% of the Company’s revenues for the six months ended August 31, 2025 and 2024.

	For the Six Months Ended August 31,
Customers	2025		2024
	$	%	$	%
A	935,845	99.8%	-	-
B	1,509	0.2%	-	-
C	-	-	24,380	100.0%

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable as of August 31, 2025 and February 28, 2025.

Customers	August 31, 2025		February 28, 2025
	$	%	$	%
D	164,671	39.5%	-	-
A	142,077	34.1%	-	-
E	93,494	22.4%	120,000	46.9%
F	16,507	4.0%	22,260	8.7%
G	-	-	110,000	43.0%
H	-	-	3,643	1.4%

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase for the six months ended August 31, 2025 and 2024.

	For the Six Months Ended August 31,
Suppliers	2025		2024
	$	%	$	%
I	278,194	49.6%	-	-
J	247,523	44.1%	-	-
K	27,183	4.8%	-	-
L	1,291	0.2%	-	-
M	949	0.2%	-	-
N	-	-	23,182	97.5%
O	-	-	600	2.5%

F-22

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 15 – RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other current assets

The Company assessed the impairment for its other current assets individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. The maximum potential loss of deposits and other current assets as of August 31, 2025 and February, 2025 are $38,023 and $4,852, respectively.

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s fixed-rates bank loan.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the six months ended August 31, 2025 and 2024 would have increased or decreased by approximately nil and $33, respectively.

F-23

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 15 – RISKS (Continued)

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

For the live entertainment business segment, the Company is exposed to foreign currency exchange rate fluctuations, primarily because artiste fees and contracts are denominated and settled in USD, while ticket sales and other revenues for events held in Singapore are generally denominated in SGD. For the agency business segment, the Company generally makes payments to artistes in USD and receives payments from customers in USD. As a result, the Company’s financial results may be affected by factors such as changes in foreign currency exchange rates or adverse economic conditions in the foreign markets in which it operates. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

D.	Economic and political risks

The Company’s operations are primarily conducted in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, regulatory, and legal environment in Singapore.

Operating in Singapore involves certain risks and considerations that may differ from those typically associated with companies operating in North America and Western Europe. These risks include, among others, changes in governmental policies, laws and regulations, tax regimes, employment and labor regulations, foreign currency exchange rates, and broader economic conditions. Any adverse developments in these areas could have a material adverse effect on the Company’s business, financial condition, and results of operations.

E.	Inflation risk

Management monitors changes in prices levels. Historically, inflation has not had a material impact on the Company’s unaudited condensed consolidated financial statements; however, significant increases in operation costs that cannot be passed on to customers could adversely affect the Company’s results of operations.

F-24

FAST TRACK GROUP

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED AUGUST 31, 2025 AND 2024

(Stated in US Dollars)

NOTE 16 – RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties

Related parties	Relationship
Mr. Lim Sin Foo, Harris	Major shareholder, Director and Chief Executive Officer
Bai Ye Private Limited	Shareholder and 100% owned by Mr. Lim Sin Foo, Harris

Mr. Lim Sin Foo, Harris made payments on behalf of the Company to cover operating expenses.

On April 24, 2025, Bai Ye Private Limited made short-term advance to the Company of $155,824 (S$200,000) for general working capital purposes.

The amounts due to related parties are unsecured, interest free with no specific repayment terms.

Related party transactions

The Company did not enter into any related party transactions during the six months ended August 31, 2025 and 2024.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of August 31, 2025 and through the issuance date of these unaudited condensed consolidated financial statements.

NOTE 18 – SUBSEQUENT EVENTS

The Company has assessed all events from August 31, 2025, up through the date which is the date that these unaudited condensed consolidated financial statements are available to be issued. Unless as disclosed below, there are not any material subsequent events that require disclosure in these unaudited condensed consolidated financial statements.

The offering in May

On May 23, 2025, the Company consummated the Offering of 3,750,000 ordinary shares at a public offering price of $4.00 per share. On June 2, 2025, the Company issued an additional 562,500 ordinary shares at a price of $4.00 per share following the full exercise of the underwriters’ over-allotment option. The aggregate gross proceeds from the Offering amounted to $17,250,000, prior to deducting underwriting discounts and other related expenses.

F-25